                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                               DRKOOP.COM, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   262098106
-------------------------------------------------------------------------------
                                (CUSIP Number)




                              Marshall S. Geller
                        433 N. Camden Drive, Suite 500
                        Beverly Hills, California 90210
                                (310) 553-0177
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 1, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                       (Continued on the following page)

                               Page 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP No.                                                Page 2 of 5
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Marshall S. Geller
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                    (b) [_]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
------------------------------------------------------------------------------
 NUMBER OF         7    SOLE VOTING POWER
 SHARES                 2,879,327 shares*
 BENEFICIALLY      -----------------------------------------------------------
 OWNED BY EACH     8    SHARED VOTING POWER
 REPORTING              0 shares*
 PERSON WITH       -----------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                        2,879,327 shares*
                   -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,879,327 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.8% (based on 39,589,902 shares of drkoop.com, Inc.'s Common Stock outstanding as of November 7, 2000 as reported in the Company's Proxy Statement for the Annual Meeting of Stockholders filed November 20, 2000).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------
*See response to Item 5(a).

Item 1.   Security and Issuer.
          -------------------

    This Amendment No. 1 (this "Amendment") to Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock") of drkoop.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 225 Arizona Avenue, Suite 250, Santa Monica, California 90401.

Item 2.   Identity and Background.
          -----------------------

    There has been no change in the information set forth under Item 2 of the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

    Mr. Geller acquired the Preferred Stock and the Investor Warrant (each as defined below) using personal funds.

    On December 1, 2000, a warrant to purchase 232,899 shares of Common Stock for $0.35 per share (the "Geller Warrant") was transferred to Mr. Geller as a result of a distribution of certain warrants by Prime Ventures, LLC to certain of its members, including Mr. Geller. Mr. Geller did not pay any consideration for the Geller Warrant.

Item 4.   Purpose of Transaction.
          ----------------------

    On August 25, 2000, the Company completed a private placement exempt from registration under the Securities Act of 1933, as amended, of 2,759,000 shares of its Series D 8% Convertible Preferred Stock (the "Preferred Stock") for $10.00 per share to accredited investors. The Preferred Stock is initially convertible into 78,571,428 shares of common stock. In connection with the private placement, Mr. Geller purchased 50,000 shares of Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock, for a purchase price of $500,000. In addition, in connection with the private placement, Mr. Geller received a warrant to purchase 1,142,857 shares of Common Stock at a purchase price of $0.35 per share (the "Investor Warrant," a form of which is attached to the Schedule 13D as Exhibit A thereto). Prior to the private placement transaction, Mr. Geller did not own any debt or equity securities (including convertible securities) of the Company.

    On December 1, 2000, the Geller Warrant for the purchase of 232,899 shares of Common Stock was transferred to Mr. Geller. Mr. Geller did not pay any consideration for the Geller Warrant. Twenty five percent (25%) of the Geller Warrant is convertible immediately, and an additional twenty five percent (25%) becomes convertible on August 22, 2001, 2002 and 2003.

    On December 13, 2000, the stockholders of the Company elected Mr. Geller to the Company's Board of Directors. In connection with his directorship, Mr. Geller was granted an option to purchase 300,000 shares of Common Stock at an exercise price of $0.75 per share. Twenty-five percent (25%) of these options (75,000 shares) vested immediately and an additional twenty-five percent (25%) vest on December 13, 2001, 2002 and 2003 so long as Mr. Geller remains a director of the Company, subject to acceleration under certain circumstances.

    Mr. Geller acquired the Preferred Stock, the Investor Warrant and the Geller Warrant for investment purposes. Mr. Geller intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to Mr. Geller, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, Mr. Geller may decide to increase or decrease the size of his investment in the Company.

    Except as described in the Schedule 13D, as amended by this Amendment No. 1, Mr. Geller does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Mr. Geller will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

    (a) Mr. Geller acquired 50,000 shares of Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock. In addition, Mr. Geller received (i) an Investor Warrant to purchase 1,142,857 shares of Common Stock; (ii) the Geller Warrant to purchase 232,899 shares of Common Stock and
(iii) an option to purchase 300,000 shares of Common Stock. Twenty-five percent (25%) of these options (75,000 shares) vested immediately and an additional twenty-five percent (25%) vest on December 13, 2001, 2002 and 2003 so long as Mr. Geller remains a director of the Company, subject to acceleration under certain circumstances. Assuming the exercise of the vested option shares and the conversion of the warrants and all shares of Preferred Stock owned by Mr. Geller into Common Stock, Mr. Geller would own an aggregate of 2,879,327 shares of Common Stock. Following the issuance of all such shares, based on 39,589,902 shares of Common Stock outstanding (and excluding outstanding options and warrants), such shares would constitute approximately 6.8% of the Common Stock.

    (b) Mr. Geller has the sole power to vote or to direct the vote and dispose or to direct the disposition of 2,879,327 shares of Common Stock.

    (c) None, to the knowledge of Mr. Geller.

    (d) None, to the knowledge of Mr. Geller.

    (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

    There has been no change in the information set forth under Item 6 of the Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

    None.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 13, 2001                            MARSHALL S. GELLER

                                                  By: /s/ Marshall S. Geller
                                                      --------------------------
                                                      Marshall S. Geller